

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 10, 2023

Eun (Angela) Nam
Chief Financial Officer and Chief Accounting Officer
FTAI Aviation Ltd.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: FTAI Aviation Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37386**

Dear Eun (Angela) Nam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services